ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 5, 2004

04035466

RECEIVED
2004 JUL 13 P 2:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

PROCESSED
JUL 14 2004
THOMSON FINANCIAL

dlw 7/14

Lodgement with Australian Stock Exchange:
5 July 2004 – (ASX Announcement & Media Release – Muggles-1 P&A)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

ASX ANNOUNCEMENT AND MEDIA RELEASE

MUGGLES-1 WELL UPDATE

The operator of WA-254-P, Apache Northwest Pty Ltd ("Apache") has advised FAR that the Muggles-1 well was plugged and abandoned on Sunday 4 July 2004.

The well reached a total depth of 1,600 metres. No significant hydrocarbons were detected in the objective *M australis* section which was found to be non reservoir in character.

Participants in the Muggles well were:

Apache Northwest Pty Ltd	69.7305%
First Australian Resources Ltd	10.7143%
Sun Resources NL	10.3895%
Victoria Petroleum NL	6.1743%
Pan Pacific Petroleum NL	2.9914%

Commenting on the Muggles well result, the Chairman, Michael Evans said:

"Muggles had the potential to significantly impact the company which is why we elect to participate in this type of well. Whilst the outcome was not what we had hoped for, we were pleased by the efficiency of the Operator which saw this offshore well drilled in only 4.5 days We now move on to the next well in FAR's program, the Lake Long Deep, scheduled for the end of this month."

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au